UNITED STATES

SECURITIES AND EXCHANGE COMMISSION

Washington, D.C. 20549

SCHEDULE TO

TENDER OFFER STATEMENT UNDER SECTION 14(D)(1) OR 13(E)(1)

OF THE SECURITIES EXCHANGE ACT OF 1934

(Amendment No. 22)

COMPLETE GENOMICS, INC.

(Name of Subject Company (Issuer))

BETA ACQUISITION CORPORATION

(Offeror)

A Wholly-Owned Subsidiary of

BGI-SHENZHEN

(Offeror)

(Names of Filing Persons (identifying status as offeror, issuer or other person))

COMMON STOCK, PAR VALUE $0.001 PER SHARE

(Title of Class Of Securities)

20454K 10 4

(CUSIP Number of Class of Securities)

Wang Jun

Chief Executive Officer

BGI-SHENZHEN

11F-3, Main Building, Bei Shan Industrial Zone,

Yantian District, Shenzhen, China 518083

011-86-755-2527-3620

(Name, address, and telephone numbers of person authorized to receive notices and communications on behalf of filing persons)

Copies to:

Paul Scrivano, Esq. O’Melveny & Myers LLP Two Embarcadero Center, 28th Floor San Francisco, CA 94111 (415) 984-8701	Wendy Pan, Esq. O’Melveny & Myers LLP Plaza 66, Tower 1, 37th Floor 1266 Nanjing Road West Shanghai 200040 86-21-2307-7300

CALCULATION OF FILING FEE

Transaction Valuation(1)	Amount Of Filing Fee(2)
$130,200,342	$14,920.96

(1)	Estimated for purposes of calculating the amount of the filing fee only. This calculation assumes the purchase of 41,333,442 shares of common stock, $0.001 par value per share (the “Shares”), of Complete Genomics, Inc. (the “Company”), at a purchase price of $3.15 per Share, net to the tendering stockholders in cash, without interest and subject to any required withholding of taxes. As of September 12, 2012, such Shares consisted of (i) 34,385,800 shares of common stock of the Company that were issued and outstanding; (ii) 2,901,176 shares of common stock of the Company issuable upon exercise of outstanding in-the-money stock options; (iii) 1,112,335 shares of common stock subject to outstanding restricted stock units; (iv) 1,533,823 shares of common stock issuable upon exercise of outstanding warrants; and (v) 1,400,308 shares of common stock issuable pursuant to the Company’s employee stock purchase plan.
(2)	The amount of the filing fee was calculated in accordance with Rule 0-11 of the Securities Exchange Act of 1934, as amended, and Fee Rate Advisory #3 for fiscal year 2012, issued September 29, 2011, by multiplying the transaction value by 0.0001146.

☒	Check the box if any part of the fee is offset as provided by Rule 0-11(a)(2) and identify the filing with which the offsetting fee was previously paid. Identify the previous filing by registration statement number, or the form or schedule and the date of its filing.

Amount Previously Paid: $14,920.96	Filing Party: BGI-Shenzhen and Beta Acquisition Corporation
Form or Registration No.: Schedule TO	Date Filed: September 25, 2012

☐	Check the box if the filing relates solely to preliminary communications made before the commencement of a tender offer.

Check the appropriate boxes below to designate any transactions to which the statement relates:

☒	Third-party tender offer subject to Rule 14d-1.
☐	Issuer tender offer subject to Rule 13e-4.
☐	Going-private transaction subject to Rule 13e-3.
☒	Amendment to Schedule 13D under Rule 13d-2.

Check the following box if the filing is a final amendment reporting the results of the tender offer.  ☒

If applicable, check the appropriate box(es) below to designate the appropriate rule provision(s) relied upon:

☐	Rule 13e-4(i) (Cross-Border Issuer Tender Offer)
☐	Rule 14d-1(d) (Cross-Border Third-Party Tender Offer)

CUSIP No. 20454K 10 4

1.	NAME OF REPORTING PERSON BGI-Shenzhen
2.	CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP (a) ☐ (b) ☐
3.	SEC USE ONLY
4.	SOURCE OF FUNDS (See Instructions) BK, OO
5.	CHECK IF DISCLOSURE OF LEGAL PROCEEDINGS IS REQUIRED PURSUANT TO ITEMS 2(d) or 2(e) ☐
6.	CITIZENSHIP OR PLACE OF ORGANIZATION People’s Republic of China
NUMBER OF SHARES BENEFICIALLY OWNED BY EACH REPORTING PERSON WITH	7.	SOLE VOTING POWER 0
	8.	SHARED VOTING POWER 31,403,880(1)
	9.	SOLE DISPOSITIVE POWER 0
	10.	SHARED DISPOSITIVE POWER 31,403,880(1)
11.	AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON 31,403,880
12.	CHECK IF THE AGGREGATE AMOUNT IN ROW (11) EXCLUDES CERTAIN SHARES ☐
13.	PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (11) 88.4%(2)
14.	TYPE OF REPORTING PERSON CO

(1)	Includes Shares (as defined below), including Shares subject to guaranteed delivery procedures, tendered in the Offer (as defined below).
(2)	Based on 35,505,754 shares of common stock outstanding as of March 14, 2013, as reported by Complete Genomics, Inc.

CUSIP No. 20454K 10 4

1.	NAME OF REPORTING PERSON Beta Acquisition Corporation
2.	CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP (a) ☐ (b) ☐
3.	SEC USE ONLY
4.	SOURCE OF FUNDS (See Instructions) BK, OO
5.	CHECK IF DISCLOSURE OF LEGAL PROCEEDINGS IS REQUIRED PURSUANT TO ITEMS 2(d) or 2(e) ☐
6.	CITIZENSHIP OR PLACE OF ORGANIZATION Delaware
NUMBER OF SHARES BENEFICIALLY OWNED BY EACH REPORTING PERSON WITH	7.	SOLE VOTING POWER 0
	8.	SHARED VOTING POWER 31,403,880(1)
	9.	SOLE DISPOSITIVE POWER 0
	10.	SHARED DISPOSITIVE POWER 31,403,880(1)
11.	AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON 31,403,880
12.	CHECK IF THE AGGREGATE AMOUNT IN ROW (11) EXCLUDES CERTAIN SHARES ☐
13.	PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (11) 88.4%(2)
14.	TYPE OF REPORTING PERSON CO

(1)	Includes Shares (as defined below), including Shares subject to guaranteed delivery procedures, tendered in the Offer (as defined below).
(2)	Based on 35,505,754 shares of common stock outstanding as of March 14, 2013, as reported by Complete Genomics, Inc.

This Amendment No. 22 to the Tender Offer Statement on Schedule TO (as may be amended from time to time, the “Schedule TO”) amends and supplements the Schedule TO filed by (i) Beta Acquisition Corporation, a Delaware corporation (the “Purchaser”) and a wholly-owned subsidiary of BGI-Shenzhen, a company organized under the laws of the People’s Republic of China (“Parent”), and (ii) Parent. The Schedule TO relates to the offer (the “Offer”) by the Purchaser to purchase all of the outstanding shares of common stock, par value $0.001 per share (the “Shares”), of Complete Genomics, Inc., a Delaware corporation (the “Company”), at a purchase price of $3.15 per Share, net to the seller in cash, without interest thereon, less any required withholding taxes, upon the terms and subject to the conditions set forth in the Offer to Purchase dated September 25, 2012 (together with any amendments and supplements thereto, the “Offer to Purchase”) and in the related Letter of Transmittal, copies of which are attached hereto as Exhibits (a)(1)(A) and (a)(1)(B), respectively. All the information set forth in the Offer to Purchase is supplemented by the information specifically provided in the Schedule TO.

Items 1, 4, 8 and 11.

Items 1, 4, 8 and 11 of the Schedule TO are hereby amended and supplemented as follows:

(1) The Offer expired at 11:59 p.m., New York City time, on Thursday, March 14, 2013. The Depositary has indicated that, as of the expiration of the Offer, approximately 31,403,880 Shares, or approximately 88% of the outstanding shares of common stock, of the Company, were validly tendered in and not withdrawn from the Offer, including Shares subject to guaranteed delivery procedures. Purchaser accepted for payment all Shares validly tendered in the Offer and will promptly pay for such Shares in accordance with the terms of the Offer.

Purchaser intends to exercise its Top-Up Option pursuant to the terms of the Merger Agreement to acquire 45,827,602 newly issued Shares of the Company at a purchase price per share equal to the Offer Price.

Following the expiration of the Offer and the exercise of the Top-Up Option, in accordance with the Merger Agreement, Purchaser intends to effect a “short-form” merger under Delaware law, pursuant to which the Company will become a wholly-owned subsidiary of Parent, without the need for a meeting of the Company’s stockholders. In connection with the short-form merger, each outstanding Share of the Company will be converted into the right to receive $3.15 per share, the same price per share paid in the tender offer. Following the Merger, the Shares of the Company will cease to be traded on the NASDAQ Global Market.

(2) The press release announcing the results and expiration of the Offer is attached hereto as Exhibit (a)(5)(DD) and is incorporated herein by reference.

Item 12. Exhibits

Item 12 of the Schedule TO is amended and supplemented by adding the following exhibit:

(a)(5)(DD)	Press Release issued by BGI-Shenzhen on March 15, 2013.

SIGNATURE

After due inquiry and to the best of my knowledge and belief, I certify that the information set forth in this statement is true, complete and correct.

BETA ACQUISITION CORPORATION

By:	/s/ YIN YE
Name:	Yin Ye
Title:	President and Secretary

Date: March 15, 2013

BGI-SHENZHEN

By:	/s/ WANG JUN
Name:	Wang Jun
Title:	Chief Executive Officer

Date: March 15, 2013

Exhibit Index

Exhibit	Exhibit Name

(a)(1)(A)	Offer to Purchase, dated September 25, 2012.*

(a)(1)(B)	Letter of Transmittal (including Form W-9).*

(a)(1)(C)	Notice of Guaranteed Delivery.*

(a)(1)(D)	Letter to Brokers, Dealers, Commercial Banks, Trust Companies and Other Nominees.*

(a)(1)(E)	Letter to Clients for use by Brokers, Dealers, Commercial Banks, Trust Companies and Other Nominees.*

(a)(5)(A)	Joint Press Release issued by Complete Genomics, Inc. and BGI-Shenzhen on September 17, 2012 (incorporated by reference to Exhibit 99.1 to BGI-Shenzhen’s Tender Offer Statement on Schedule TO filed with the Securities and Exchange Commission on September 17, 2012).*

(a)(5)(B)	Summary Newspaper Advertisement as published in The New York Times on September 25, 2012.*

(a)(5)(C)	Press Release issued by BGI-Shenzhen on September 25, 2012.*

(a)(5)(D)	Complaint filed by Glenn Dietel, on behalf of himself and all other similarly situated, on September 20, 2012, in the Superior Court of the State of California, County of Santa Clara.*

(a)(5)(E)	Complaint filed by Walter David McNeal, on behalf of himself and all other similarly situated, on September 21, 2012, in the Court of Chancery of the State of Delaware.*

(a)(5)(F)	Complaint filed by Christopher Walsh, on behalf of himself and all other similarly situated, on September 24, 2012, in the Superior Court of the State of California, County of Santa Clara.*

(a)(5)(G)	Complaint filed by Budy Liauw, on behalf of himself and all other similarly situated, on September 25, 2012, in the Superior Court of the State of California, County of Santa Clara.*

(a)(5)(H)	Complaint filed by Irwin Hyman, on behalf of himself and all other similarly situated, on September 26, 2012, in the Court of Chancery of the State of Delaware.*

(a)(5)(I)	Complaint filed by Chad Gerber, on behalf of himself and all other similarly situated, on September 28, 2012, in the Court of Chancery of the State of Delaware.*

(a)(5)(J)	Complaint filed by Saba Saleemi, on behalf of himself and all other similarly situated, on October 1, 2012, in the Court of Chancery of the State of Delaware.*

(a)(5)(K)	Amended Complaint filed by Walter David McNeal, on behalf of himself and all other similarly situated, on October 1, 2012, in the Court of Chancery of the State of Delaware.*

(a)(5)(L)	Complaint filed by Derek Davis, on behalf of himself and all other similarly situated, on September 28, 2012, in the Superior Court of the State of California, County of Santa Clara.*

(a)(5)(M)	Press Release issued by BGI-Shenzhen on October 22, 2012.*

(a)(5)(N)	Press Release issued by BGI-Shenzhen on November 20, 2012.*

(a)(5)(O)	Press Release issued by BGI-Shenzhen on December 13, 2012.*

(a)(5)(P)	Press Release issued by BGI-Shenzhen on December 28, 2012.*

(a)(5)(Q)	Joint Press Release issued by BGI-Shenzhen and Complete Genomics, Inc. on December 28, 2012.*

(a)(5)(R)	Press Release issued by BGI-Shenzhen on January 7, 2013.*

(a)(5)(S)	Joint Press Release issued by BGI-Shenzhen and Complete Genomics, Inc. on January 7, 2013.*

(a)(5)(T)	Press Release issued by BGI-Shenzhen on January 11, 2013.*

(a)(5)(U)	Joint Press Release issued by BGI-Shenzhen and Complete Genomics, Inc. on January 11, 2013.*

(a)(5)(V)	Press Release issued by BGI-Shenzhen on January 18, 2013.*

(a)(5)(W)	Press Release issued by BGI-Shenzhen on January 25, 2013.*

(a)(5)(X)	Press Release issued by BGI-Shenzhen on February 1, 2013.*

(a)(5)(Y)	Press Release issued by BGI-Shenzhen on February 6, 2013.*

(a)(5)(Z)	Press Release issued by BGI-Shenzhen on February 22, 2013.*

(a)(5)(AA)	Joint Press Release issued by BGI-Shenzhen and Complete Genomics, Inc. on February 25, 2013.*

(a)(5)(BB)	Press Release issued by BGI-Shenzhen on March 3, 2013.*

(a)(5)(CC)	Joint Press Release issued by BGI-Shenzhen and Complete Genomics, Inc. on March 12, 2013.*

(a)(5)(DD)	Press Release issued by BGI-Shenzhen on March 15, 2013.

(b)(1)	Commitment Letter, dated as of September 4, 2012, by and between the Agricultural Bank of China and BGI-Shenzhen (executed copy is in Chinese; English translation is attached).*

(b)(2)	Commitment Letter, dated as of September 4, 2012, by and between China Construction Bank Corporation and BGI-Shenzhen (executed copy is in Chinese; English translation is attached).*

(b)(3)	Commitment Letter, dated as of August 31, 2012, by and between the Export-Import Bank of China and BGI-Shenzhen (executed copy is in Chinese; English translation is attached).*

(d)(A)	Agreement and Plan of Merger, dated as of September 15, 2012, by and among Complete Genomics, Inc., Beta Acquisition Corporation and BGI-Shenzhen (incorporated by reference to Exhibit 2.1 to Complete Genomic, Inc.’s Current Report on Form 8-K filed with the Securities and Exchange Commission on September 17, 2012).

(d)(B)	Tender and Support Agreement, dated as of September 15, 2012, by and among Complete Genomics, Inc., Beta Acquisition Corporation and certain stockholders of Complete Genomics, Inc. (incorporated by reference to Exhibit 10.1 to Complete Genomics, Inc.’s Current Report on Form 8-K filed with the Securities and Exchange Commission on September 17, 2012).

(d)(C)	Convertible Subordinated Promissory Note, dated as of September 15, 2012, by and among BGI-Shenzhen, BGI-HONGKONG Co., Limited and Complete Genomics, Inc. (incorporated by reference to Exhibit 10.2 to Complete Genomics, Inc.’s Current Report on Form 8-K filed with the Securities and Exchange Commission on September 17, 2012).

(g)	Not applicable.

(h)	Not applicable.

*	Previously filed.